UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No.   )1

Globis Acquisition Corp.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

379582 109
(CUSIP Number)

December 31, 2020
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)

[ ]	Rule 13d-1(c)

[X]	Rule 13d-1(d)

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 379582 109

1	NAME OF REPORTING PERSON

Globis SPAC LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ]
(b) [ ]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		2,875,000
PERSON WITH	7	SOLE DISPOSITIVE POWER

- 0 -
	8	SHARED DISPOSITIVE POWER

2,875,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,875,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		[ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

19.1%
12	TYPE OF REPORTING PERSON

OO

2

CUSIP No. 379582 109

1	NAME OF REPORTING PERSON

Paul Packer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ]
(b) [ ]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,875,000
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	7	SOLE DISPOSITIVE POWER

2,875,000
	8	SHARED DISPOSITIVE POWER

- 0 -
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,875,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		[ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

19.1%
12	TYPE OF REPORTING PERSON

IN

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CUSIP No. 379582 109

Item 1(a).	Name of Issuer:

Globis Acquisition Corp., a Delaware corporation (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

805 3rd Avenue, 15th floor
New York, New York 10022

Item 2(a).	Name of Person Filing:

This statement is filed by Globis SPAC LLC, a Delaware limited liability company (“Globis”), and Paul Packer, the managing member of Globis. Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The principal business address of each of Globis and Mr. Packer is 805 3rd Avenue, 15th floor, New York, New York 10022.

Item 2(c).	Citizenship:

Globis is organized under the laws of the State of Delaware. Mr. Packer is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.0001 per share (the “Shares”).

Item 2(e).	CUSIP Number:

379582 109

Item 3.	If this statement is filed pursuant to Section 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	[X]	Not Applicable

(a)	[ ]	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)	[ ]	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	[ ]	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[ ]	Investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E).

(f)	[ ]	Employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F).

(g)	[ ]	Parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G).

(h)	[ ]	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	[ ]	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3).

(j)	[ ]	Non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J).

(k)	[ ]	Group, in accordance with Section 240.13d-1(b)(1)(ii)(K).

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CUSIP No. 379582 109

Item 4.	Ownership.

(a)	Amount beneficially owned:

As of the close of business on December 31, 2020, Globis beneficially owned 2,875,000 Shares. Mr. Packer, as the managing member of Globis, may be deemed to beneficially own the 2,875,000 Shares beneficially owned by Globis.

(b)	Percent of class:

19.1% (based upon 15,050,833 Shares outstanding, which is the total number of Shares outstanding as of January 22, 2021 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on January 22, 2021).

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

See Cover Pages Items 5-9.

(ii)	Shared power to vote or to direct the vote

See Cover Pages Items 5-9.

(iii)	Sole power to dispose or to direct the disposition of

See Cover Pages Items 5-9.

(iv)	Shared power to dispose or to direct the disposition of

See Cover Pages Items 5-9.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

See Exhibit 99.1.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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CUSIP No. 379582 109

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 18, 2021	Globis SPAC LLC

	By:	/s/ Paul Packer
	Name:	Paul Packer
	Title:	Managing Member

/s/ Paul Packer
Paul Packer

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